02049995

VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

SEP 1 1 2002

September 6, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dlw 9/17

/lb
Enclosures

United States Sec Filing
September 6, 2002

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Valerie Options Tower Mountain gold property, Ontario-August 8, 2002
2. Valerie Gold Resources Ltd. Appoints New President & Chief Executive-August 6, 2002

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

August 8, 2002

Ticker Symbol: VLG-**TSX Venture Exchange**
SEC 12g3-2(b) exemption 82-3339

VALERIE OPTIONS TOWER MOUNTAIN GOLD PROPERTY, ONTARIO

Valerie Gold Resources Ltd. (VLG-tsx venture) is pleased to report that it has entered into an option agreement with two individuals (the "Optionors"), dated June 25, 2002 (the "Agreement"), to acquire the Tower Mountain Gold Property consisting of 49 mineral claim units and three patented claim areas (3,440 acres) located in north-western Ontario (the "Property").

The Property is situated 50 km west of Thunder Bay, Ontario in the western portion of the Abitibi-Wawa-Shebandowan greenstone terrain in the Superior Structural Province of the Canadian Shield. The greenstones are intruded by a large composite stock ranging in composition from diorite to syenite, as well as several smaller bodies of feldspar and quartz-feldspar porphyry and various felsic to mafic dykes including lamprophyre.

Exploration by previous owners of the Property has identified numerous gold occurrences proximal to the contact of the composite stock and along the contacts of dykes radiating out from the stock. Broad zones of disseminated gold mineralization often containing discrete high-grade vein material are accompanied by up to 25% pyrite. The mineralized zones are highly altered and alteration products include zones of silica, iron carbonate, tourmaline, hematite, chlorite/epidote and sericite enrichment. Several of the occurrences are also hosted by pyritic breccias containing up to 20% tourmaline. Grab and channel samples collected from all of the twenty known gold occurrences have returned maximum gold values ranging from 1.0 to 28.0 g/t. Several broad zones of anomalous gold mineralization have been intersected in past drilling including higher grade zones of up to 5.9 g/t Au over 11.0 meters.

The regional geology of the Property is analogous in many respects to the setting of the world class gold deposits found in the Timmins and Kirkland Lake camps in north-eastern Ontario. Numerous gold occurrences spatially related to felsic intrusive rocks, large zones of alteration and sulphide mineralization and the presence of numerous small and large-scale faults suggest the potential for both bulk tonnage, disseminated and high- grade vein gold mineralization.

Pursuant to the terms of the Agreement, Valerie must make total cash payments of $220,000 and complete $1,000,000 of exploration expenditure on the Property over a four-year period. Valerie is also required to pay the annual taxes on the three patented claims up to a maximum of $500 annually. In exchange for the above cash payments and exploration expenditure commitments, Valerie will acquire 100% right, title and interest in and to the Property, subject only to:

1. a 2.5% net smelter return royalty ("NSR") from production of gold and silver and other metals. Valerie will have the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionors at any time up to the commencement of commercial production;

2. an annual pre-production royalty, commencing on the 60th month following Regulatory Approval of the Agreement and ending upon the commencement of production, of $25,000 or $25,000 worth of Valerie common shares to be valued at by averaging Valerie's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment will be at Valerie's sole discretion.
3. providing the Optionors written notice of its intention to exercise its option pursuant to the Agreement.

Upon acquiring a 100% right, title and interest in and to the Property as set out above, Valerie has agreed to compensate the Optionors for all buildings situated on the three patented claims, which makeup part of the Property. Valerie will pay such compensation to the Optionors within 60 days of acquiring a 100% right, title and interest in and to the Property and such compensation will be in the form of a one-time lump sum payment of $25,000.

It is anticipated that a number of high quality drill targets can be quickly defined based on geophysical and sampling data acquired by previous owners of the Property. Following a modest and inexpensive program of prospecting and sampling, drill targets will be outlined for a follow-up drill program to be carried out later in the year.

Frank Lang, P. Eng
President

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


VALERIE GOLD RESOURCES LTD.
TOWER MTN. PROPERTY
Gold Occurrences Related to the Tower Stock Alkalic Intrusive Complex
N
Ks
Kv
Ts
Tv
Tv, Ts
Tc
I (1.3g/t)
J (8.2g/t)
G (7.9g/t)
L (7.3g/t)
H (6.7g/t)
K (4.3g/t)
M (1.3g/t)
N (3.5g/t)
Tower Stock Alkalic Intrusive Complex
Q (1.6g/t)
S (1.6g/t)
R (1.2g/t)
(4.6g/t)
P (13.2g/t)
B (49.4g/t)
A (28.0g/t)
C (21.2g/t)
Access Road
D (3.2g/t)
F (1.7g/t)
E (1.1g/t)
ONT
TOWER MTN. PROPERTY
0 400 800 m
Scale
Claim Boundary
Modified after Avalon Ventures Ltd. (1998)
LEGEND
TIMISKAMING INTRUSIONS
Felsic to Intermediate Alkali Intrusives
Intermediate to Felsic Intrusives
TIMISKAMING
Ts Timiskaming Sediments
Tc Timiskaming Conglomerate
Tv Intermediate to Felsic Alkali Volcanics
KEEWATIN
Ks Keewatin Sediments
Kv Intermediate Volcanics
Gold Occurrence (with maximum grab sample values reported by previous owners)
Unconformity

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

August 6, 2002

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

Valerie Gold Resources Ltd. Appoints New President & Chief Executive

The Board of Directors of Valerie Gold Resources Ltd. (VLG: TSX Venture) are pleased to announce that effective September 1, 2002, Mr. Stephen Wilkinson will become Valerie's new President and Chief Executive Officer and Mr. Frank Lang will step up to Chairman.

Stephen Wilkinson is a mining executive, corporate director and business consultant based in Vancouver, British Columbia. He has been a director of Valerie since July 2001. In addition, Mr. Wilkinson was, until recently, President, Chief Executive and director of Northern Orion Explorations Limited, a TSX-listed international mining and development company. During his three years with that company, Mr. Wilkinson was responsible for and managed the financial restructuring and rebuilding of Northern Orion. From 1996 to 1999, he was the Vancouver-based mining analyst for RBC Dominion Securities Inc. responsible for small capitalization gold and base metal companies. Mr. Wilkinson has extensive experience in the mining and finance industries having served as an officer and director of several private and public companies, supplemented over the past three decades by experience working for mining companies and government agencies. Mr. Wilkinson has a Bachelor of Science from the University of Western Ontario (Geology, 1976), a Master of Science from Carleton University in Ottawa (Geology, 1983) and an MBA degree from Clarkson University in Potsdam, NY (1995).

Mr. Frank Lang, P. Eng has been involved as an officer and a director of Valerie since 1990 and will continue as a director and Chairman. Valerie has benefited from and is highly appreciative of Mr. Lang's leadership and contributions that are founded on more than 30 years of experience in the operation and financing of junior resource companies.

William J. Witte, P. Eng
Executive Vice-President and Director

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com